650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 15, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb Michael R. Clampitt Amit Pande Michael Volley

Re:	On Deck Capital, Inc. Registration Statement on Form S-1 Filed December 4, 2014 File No. 333-200043

Ladies and Gentlemen:

On behalf of our client, On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 11, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (“Amendment No. 2”). We are concurrently submitting via EDGAR this letter and an amendment to Amendment No. 2 (“Amendment No. 3”). For the Staff’s reference, we have included both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment or applicable portion thereof with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 3.

Our Company, page 1

1.	Noting that most of the fourth quarter has passed and since the company has experienced losses through three quarters of 2014, please revise to add a Recent Development section and address whether any material adverse changes are expected in the fourth quarter with regard to the results of Operations or the Company’s Financial Condition.

OnDeck confirms that it is not aware of, and does not currently expect, any material adverse changes to its business during the fourth quarter of 2014. As such, OnDeck believes that its current disclosure in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in Amendment No. 3 is adequate and further disclosure to address this comment is not applicable.

AUSTIN      BEIJING      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO      SAN DIEGO

SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission

December 15, 2014

Dilution, page 43

2.	We note the details that you have added to this section, including the fact that you will be offering 10 million shares of common stock in this offering. Please revise the second full paragraph on page 44 to disclose that your table excludes unvested options to purchase 7.1 million shares and unvested warrants to purchase 2.2 million shares and disclose the approximate date that most of them will become vested.

OnDeck has added the requested disclosure to page 43 of Amendment No. 3.

Management’s Discussion and Analysis, Page 47

3.	We note in the table on page 48 you disclose the trend of large increases in originations from direct marketing and large decreases in originations from Funding Advisors. Please add discussion and analysis of the extent to which this trend is attributable to your using your direct marketing staff to make renewals or additional loans to persons to whom funding advisors made initial loans. Please also add discussion and analysis of trends in the percentage of new customers from each of the three distribution channels.

OnDeck advises the Staff that substantially all renewals and additional loans OnDeck made to customers originally referred by funding advisors are attributed to such funding advisors rather than to OnDeck’s direct marketing staff. As a result, the declines in the percentage of originations attributable to funding advisors shown in the tables on page 48 are not due to crediting OnDeck’s direct marketing staff with those renewals and additional loans. OnDeck also notes that, in absolute terms, originations attributable to its funding advisors have increased in each period shown in the table, but have not increased as fast as the increases in the other two channels over the same periods. As a result, originations attributable to funding advisors have declined as a percentage of all originations for the periods shown. As such, OnDeck respectfully advises the Staff that the requested discussion and analysis regarding the trends on page 48 is not applicable.

OnDeck has added the requested disclosures regarding trends in the percentage of new customers from each of the three distribution channels to pages 48 and 55 of Amendment No. 3.

Funding Advisor Program, page 96

4.	We note that you added a statement in the first paragraph of this section that one authorized representative of a Funding Advisor must “clear a personal criminal background check.” Please revise the first paragraph to disclose when you implemented this requirement. Please revise the second paragraph to disclose how and when you will be expanding this requirement and strengthening your contractual control over funding advisors.

OnDeck has added the requested disclosures to pages 97 and 98 of Amendment No. 3.

Securities and Exchange Commission

December 15, 2014

Licensing Requirements, page 105

5.	We note your revisions to this section. Please add more detail regarding of the role of BoI Federal Bank and other issuing bank partners in your business including the following:

•	your role in the underwriting decision;

•	the material terms of your agreement with BoI including any payments to BoI and your obligations to buy the loans; and

•	noting that 16.7 percent of your loan originations for the first three quarters of 2014 were originated by issuing bank partners, attach as an exhibit your agreement with BOI Federal bank or explain to us the basis for your not doing so.

OnDeck has added the requested disclosures to page 106 of Amendment No. 3.

OnDeck respectfully advises the Staff that it carefully considered the possibility of filing its contract with BofI Federal Bank (“BofI”) as an exhibit to the initial confidential submission of its registration statement on August 21, 2014, as well as its amended confidential submission on November 4, 2014, which included disclosure regarding the percentage of loans made by issuing bank partners. OnDeck believed then and continues to believe that the BofI contract is of the type that ordinarily accompanies a business of its kind (and thus deemed made in the ordinary course of business) and that its business is not substantially dependent on this contract. As a result, it is not required to file the contract as an exhibit to the Registration Statement.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a registrant is not required to file an ordinary course contract as an exhibit to its registration statement unless its business is substantially dependent upon the contract. The BofI contract is such an ordinary course contract. OnDeck has had an issuing bank partner relationship since 2009 and anticipates continuing to work with BofI and/or other issuing bank partners in the future. Under the contract, OnDeck identifies potential customers to BofI, provides certain services to BofI and purchases loans originated by BofI, typically on the business day following their origination. The types of loans originated by BofI and purchased by OnDeck are substantially similar to the loans OnDeck originates. OnDeck believes that it is common for non-bank financial entities to work with issuing bank partners in certain states in order to allow for loans to be made in these states in compliance with their licensing requirements or for other reasons. OnDeck believes that notable examples including Dell Financial Services, PayPal, BillMeLater, Prosper Marketplace, and Kabbage, as well as many other companies, operate using similar structures. As a result, OnDeck respectfully submits that the BofI contract is ordinary course for it and that these types of arrangements are ordinary course for its industry.

Further, OnDeck is not substantially dependent upon the BofI contract. OnDeck notes that while it values its relationship with BofI, many state and federally chartered banks offer the same service as BofI and on market terms. OnDeck believes that if it became necessary or desirable, OnDeck could quickly transition its business to a different issuing bank partner and has even entered into a contract with an alternative issuing bank partner who, at OnDeck’s option, could either serve as a backup to BofI or work in parallel to BofI if OnDeck so determined. For these reasons, OnDeck believes that its business is not substantially dependent upon its contract with BofI.

In light of the foregoing, OnDeck respectfully submits that it is not required to file the BofI contract as an exhibit to its Registration Statement.

Exhibits

Legal Opinion, Exhibit 5.1

6.	Please file a completed legal opinion with the next pre-effective amendment.

OnDeck has filed a completed legal opinion with Amendment No. 3.

* * * *

Securities and Exchange Commission

December 15, 2014

Please direct any questions with respect to this filing to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.

Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP